GUZOV OFSINK, LLC
ATTORNEYS-AT-LAW
600 MADISON AVENUE 14th FLOOR
NEW YORK, NEW YORK 10022
TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273
http://www.golawintl.com

April 17, 2008

Mr. Max A. Webb
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	China Green Agriculture, Inc.
Registration Statement on Form S-1
File No.: 333-149135
Filed February 8, 2008

Dear Mr. Webb:

Reference is made to your comment letter, dated March 5, 2008 to our client, China Green Agriculture, Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto (Capitalized terms in our response letter not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.):

General

1.
While we note footnote (3) to the calculation of registration fee table, please include disclosure in the prospectus describing the factors considered in determining the offering price. Refer to Item 505 of Regulation S-K. Please revise to include a bona fide fixed price in bold on the cover.

Response

We have revised footnote (3) to reflect the factors considered in determining the offering price for the calculation of registration fee. We did not include a bona fide fixed price in bold on the cover as the selling stockholders do not intend to sell at a fixed price and are likely to sell at market prices if any active trading market develops or at privately negotiated prices.

About this prospectus, page 5

2.	Please relocate the information included on this page. The summary should immediately follow the table of contents.

Response

We have relocated “ABOUT THIS PROSPECTUS” section to the place following to the “PROSPECTUS SUMMARY” section.

Cautionary Note Regarding Forward-Looking Statements…, page 5

3.	Please delete reference to “known or unknown risks or uncertainties.” The prospectus must describe all material risks.

Response

We have deleted the reference to “known or unknown risks or uncertainties” as suggested.

The Company, page 7

4.	Please expand the first paragraph of this section to more fully describe your business operations.

Response

We have revised the disclosure accordingly.

5.	Please clarify that the company’s shares of Green New Jersey were acquired in exchange for shares of the company, rather than cash consideration.

Response

We have revised our disclosure to that extent.

6.	Please revise to discuss the TechTeam acquisition and to clarify that it was not complete until early January 2008.

Response

We have made the revision accordingly.

7.	Please expand your disclosure in the second paragraph to more fully describe the private placement and related agreements. Please also describe how the proceeds of the private placement were used.

Response

We have expanded our disclosure regarding the private placement and the planed use of the private placement proceeds.

Risk Factors, page 10

8.
Please include a risk factor about the risk disclosed in the final sentence on page 24 and about the risk contained in the final paragraph under the Securities Purchase Agreement section at the top of page 25.

Response

We have inserted a risk factor under the heading “In the event unexpected changes occur in PRC government policies, we may subject to liquidated damages” regarding the final sentence on page 24.

With respect to the risk contained in the final paragraph under the Securities Purchase Agreement section at the top of page 25, as of the date of the amended registration statement, the Company has satisfied all the three closing covenants and the holdback escrow has been released. Therefore, such a risk factor is now no longer applicable.

9.	Also add a risk factor, if true, about the low barriers to entry in your business and the probability that you will attract many competitors due to the profit margins involved.

Response

Entry into our business has substantial barriers:

a.	A fertilizer operating license, fertilizer registration and Green AA Food Certificate, all of which requires significant time and effort to obtain;
b.	Significant capital contributions for a scaled automated production line and intelligent green houses for product research and development.

Therefore, submit such a risk factor is not warranted.

Any disruptions of the operation in our factories would damage our business, page 10

10.	Please revise this risk factor to more fully discuss the adequacy of your insurance coverage.

Response

We have revised the business disruption insurance risk factor to clarify that the Company does not maintain business disruption insurance. We have also relocated the risk factors discussing the lack of product liability insurance to follow the lack of business disruption insurance risk factor to make our disclosure more clear.

Adverse weather conditions could reduce demand for our products, page 11

11.
Please expand this risk factor to describe in greater detail the seasonal aspects of your business. For instance, it would appear that your sales may rise and fall somewhat predictably depending upon the time of year. Please revise to discuss.

Response

It is true that the Company’s sales for fertilizer products have seasonal variations and we have revised our disclosure by adding such discussion.

The industry in which we do business… in China and elsewhere, page 11

12.
While you indicate that most of your competitors are small local fertilizer companies, this disclosure implies that you also compete with a small number of large fertilizer companies. Please expand this risk factor to discuss your competitive position relative to these larger competitors.

Response

We have expanded the risk factor to cover the discussion on the Company’s competitive position relative to those larger competitors.

We do not presently maintain product liability insurance…claims filed against us, page 12

13.	Please expand this risk factor heading to disclose that you do not carry business disruption insurance.

Response

Please refer to our response to comment 10 above.

14.	We note your assertion that product liability lawsuits are “extremely rare” in China. Please tell us the basis for this claim. Alternatively, please remove it.

Response

We have removed this assertion.

A slowdown or other adverse developments…our services and our business, page 14

15.
Please revise this risk factor, and elsewhere as appropriate, to disclose the basis for your claims regarding the growth of the PRC’s economy and the growth of the PRC’s environmental protection industry.

Response

We have inserted the basis as requested.

TechTeam and Jintai are subject to restrictions…pay dividends to you, page 14

16.
Your disclosure indicates that you will not receive all the revenues from the operations of TechTeam and Jintai due to set-aside requirements imposed by the PRC government. As such, please revise the final sentence of this risk factor which appears to suggest there is a possibility that you may receive all revenues.

Response

We have revised the final sentence as suggested.

We may face obstacles from the communist system in the PRC, page 18

17.	Please revise the heading and expand the ensuing disclosure to discuss the specific risks encountered by western companies, like yours, operating in a communist regime.

Response

The Company’s subsidiaries in China are managed and run by Chinese citizens and therefore, do not encounter typical obstacles such as differences in culture and methodology that would be encountered by a typical western management team. Therefore, we deleted this risk factor as it is not applicable.

Securities Purchase Agreement, page 24

18.
Please revise your disclosure here, and in other sections where you discuss the private placement, to highlight the fact that private placement investors may return their shares to the company in exchange for the full principal of their investment (and 10% interest) if any governmental agency adversely effects the company and the company is unable to “undo’ or address this effect to the satisfaction of the investor. Also discuss in a risk factor.

Response

We have revised our disclosure accordingly.

Registration Rights Agreement, page 25

19.
We note that you are subject to liquidating damages in connection with your registration statement. Please consider the guidance in FASB Staff Position No. EITF 00-19-2, “Accounting for Registration Payment Arrangements,” in determining whether you should accrue a liability to the Investors if it is probable, and can be reasonable estimated at inception, that you will not comply with this arrangement. In addition, footnote 14 to your December 31, 2007 unaudited interim financial statements should be expanded to discuss the significant terms of these arrangements. We refer to both the Securities Purchase agreement and the Registration Rights agreement as it appears that both agreements have liquidated damage clauses in connection with specific covenants.

Response

We have considered the guidance in FASB Staff Position No. EITF 00-19-2, “Accounting for Registration Payment Arrangements.” and have determined not to accrue a liability to Investors relative to these provisions. In accordance with SFAS No. 5 these registration rights, at this time, reflect a contingency and as such do not require the accrual of a liability.

Market for Common Equity and Related Stockholder Matters, page 28

20.	Please revise to state that you have no established public trading market. Refer to Item 201 of Regulation S-K.

Response

We have included the statement to that effect.

Management’s Discussion and Analysis, page 31

21.	Please provide the tabular disclosure required by Item 303(a)(5) of Regulation S-K.

Response

We have provided the tabular disclosure in the MD&A for the contractual obligations of the Company as of June 30, 2007, our latest fiscal year.

Overview, page 31

22.
Please include a paragraph discussion of your Share Exchange transaction with Green New Jersey and that will provide a basis for the financial statements discussed in results of operations. In this regard, explain that the Company’s December 26, 2007 acquisition of Green New Jersey is considered the accounting acquirer. Further, indicate that Green New Jersey was formed on January 27, 2007 and was in the development stage and had no significant operations prior to its August 3, 2007 acquisition of Techteam. Please indicate that Techteam is the “predecessor” entity to the operations of the successor, Green New Jersey for the three months ended September 30, 2007 and 2006, and the audited historical financial statements of Techteam for the years ended June 30, 2007 and 2006 included elsewhere in the filing.

Response

We have revised our disclosure accordingly.

23.
Refer to the final two sentences of the first paragraph. Please revise to clarify the significance of this disclosure and to provide additional context. For instance, it is unclear whether china’s current per capita farmland is more or less that 16% of world average levels and whether you expect China’s percentage of world output and world consumption to increase (or decrease) by the middle of the century.

Response

We have deleted the referenced sentences.

24.
Your disclosure in the second sentence of the second paragraph appears to guarantee that investors will realize “vast” appreciation on their investment. Please consider revising to delete this implication.

Response

We have revised our disclosure accordingly.

Three Months Ended September 30, 2007 Compared With Three Months Ended September 30, 2006, page 32

25.
See the table of operating results. We note your reported “net income” for the three months ended September 30, 2007 and 2006 was $4,031, 772 and $2,291,175, respectively, as shown in the income statements on page F-11 for Green New Jersey. This differs from the net income amounts shown in the table, translation gain (loss).” Please revise the net income amounts in MD&A to agree with your income statements, as foreign translation gains (loses) should not be included in determining net income. See paragraph 13 of SFAS No. 52. Amounts in your MD&A section “The Fiscal Year Ended June 30, 2007 Compared with the Fiscal Year Ended June 30, 2006.”

Response

We have revised both tables and the narrative in the MD&A to the effect that the net income is the amount that excludes foreign translation gains (loss).

26.	See the table of operating results. Please delete the word “Net” from the line item “Other Net Income (expense)” or revise to label this item “Other Income (Expense), Net.”

Response

We have revised the table accordingly.

27.
See the discussion of sales revenue. Please expand to discuss the percentage or amount of increased sales volume due to expansion of your sales network, including whether this arose from increased sales personnel and/or additional or expanded geographic sales regions. Also disclose the number of new products launched in during the period and the revenue impact as compared to the proper comparable period. Further, please disclose when you acquired the greenhouse facility and describe the types or nature of revenue products produces; in this regard explain which products or production processes contributed to the $1.6 million of additional revenue in the three months ended September 31, 2007 as compared to the comparable prior period. Also, please clearly state that $1.6 million of the $2.4 million total sales revenue increase was attributable to products produced from the newly acquired greenhouse facility. Disclose whether this new facility pertains to the operations of your wholly-owned subsidiary, Xi”an Jintai Agriculture Technology Development Company (“Jintai”), formed in January 2007.

Response

We have revised our disclosure by laying out specific elements contributing to the increase in sales and clarifying the time for the Jintai sales. We have inserted the new products description and the nature of Jintai’s business in the business section and related reference in the MD&A section.

28.	Please provide additional detail explaining how you were able to increase gross profit by 46.7% and 97.3%, respectively, for he period ended September 30, 2007 and the fiscal year ended June 30, 2007.

Response

We have revised the related discussion accordingly.

29.
Please expand your disclosures to identify and explain the various factors that resulted in the decrease in gross profit margin in the current fiscal quarter. Gross profit as a percentage of sales is impacted by both changes in revenues and changes in costs.

Response

We have revised our discussion to reflect the reason for the decrease in gross profit margin for the six months ended December 31, 2007 as compared to that of the same period last year. We also made the analysis for the reason for the increase in gross profit margin for the fiscal year ended June 30, 2007 as compared to the fiscal 2006.

Liquidity and Capital Resources, page 33

30.
Please expand the disclosure to indicate whether or not you have any available revolving credit line or letter facilities, and if so, the total availability, any amounts outstanding, the repayment terms, and expiration date. Also indicate if your officers or shareholders have made commitments to you for financing in the form of advances, loans or credit lines.

Response

We have revised our disclosure to reflect the outstanding loans, the repayment terms and expiration dates.

None of our officers or shareholders has made any commitments to the company for financing in the form of advances, loans or credit lines. We have so indicated in our revised disclosure.

Property, plant and equipment, page 35

31.
Please expand the disclosure to indicate the reasons for the increase in depreciation expense, as we note from the statements of cash flows at page F-12, there were no significant additions during the three months ended September 30, 2007. To the extent the increase is due to your acquisition of the greenhouse facility in fiscal year 2007, so state.

Response

The increase in depreciation expenses for the three months ended September 30, 2007 was due to our acquisition of our greenhouse facility in February 2007.

The Fiscal Year Ended June 30, 2007 Compared with…June30, 2006, page 36

32.	Comments issued above for the three months ended September 30, 2007 and 2006 should be reflected herein, as applicable.

Response

We have made corresponding changes to the discussion and analysis for the fiscal year 2007 and 2006 comparisons to the extent that is applicable.

33.
Please identify and discuss the individual factors that resulted in the increase in gross profit margin during the current fiscal year. In this regard, it appears that the gross profit margins of each of your segments differ. If true, please address this matter within your analysis.

Response

The increase in gross profit margin is mainly attributable to the increase in the Company’s sale of fertilizer products with higher profit margin. We have provided such details in our revised disclosure.

34.
See the paragraph discussion of other expenses. Please disclose the amount of inventory count loss incurred during the year, separately from the amount of increased interest expense. In addition, this inventory count loss resulting from goods damaged in transit should be reclassified to either paragraph discussion of “cost of goods sold” or ‘SG&A,’ (and the related line item in the statements of income), based on your accounting policy treatment of shipping and handling costs. For guidance, refer to EITF 00-10, “Accounting for Shipping and Handling Fees and Costs.” Further, please delete the sentence “We believe this inventory is a recurring cost incurred in the ordinary course of business, notwithstanding loss damages incurred. It does not qualify as an extraordinary item and should not be referred to as “non-recurring.” Reference is made to APB 30, paragraphs 19 through 23.

Response

We have reclassified the inventory loss resulting from goods damaged in transit to “Cost of goods sold” and updated the financial statements and footnotes accordingly.

Investing Activities, page 37

35.
We note you disclose that the greenhouse research and development facility is a profit center, and that your statement of income separately discloses the amount of revenue and costs for this center from that of the sale of fertilizer products, and that your audited segment footnote discloses that, during fiscal 2007, you operated in two reportable segments. Please expand your disclosures under results of operations to discuss the profitability measure used by the chief operating decision maker in allocating resources to and assessing the performance of these two individual segments for the periods presented. Based on disclosure in audited footnote 2, it appears that “operating income (loss)” is the primary measure.

Response

The functions of the green research and development facility are two-fold: (i) it provides testing and experimental data collection base for the function and feature of the new fertilizer products by imitating the various growing conditions and stages or cycle for a variety of plants, such as flowers, vegetables and seedlings which the fertilizers apply on and (ii) such plants themselves can be sold to the customers and generate sales.

There is a synergy between the business segments.  However, the Company allocates capital resources and prioritizes the fertilizer segment because this is the main thrust of its business model. The Jintai segment is secondary.

36.
Also, we note the disclosure under “Competitive Advantages”- ‘Strong research and development’ on page 50 that during the fiscal year ended June 30, 2006 you generated revenue of $2 million from your research and development base. It appears the appropriate period should be the fiscal year ended June 30, 2007. Otherwise expand to clarify, that this revenue pertains to your fertilizer products, rather than the agricultural products sold to high end supermarkets and airline companies (i.e., fruits and vegetables produced by the Jintai subsidiary), as we note the income statement for the fiscal year 2006 shows $-0- amount of revenue and cost for Jintai. Further on page 51, under “Research and Development; Growth Strategy,” it is disclosed that approximately $2.0 million in revenue was generated in the first two quarters of fiscal 2007. Please expand the disclosures on page 51 to explain why there were no products sold in the third and fourth quarters of 2007, and clarify that you invested approximately $10 million in fiscal year 2007 rather than 2006 (or clarify that 2006 represents a calendar period rather than your fiscal year that spanned from July 1, 2006 through June 30, 2007).

Response

We have corrected our statement to the effect that the revenue of $2 million was generated during the fiscal year ended June 30, 2007, instead of 2006. We have also revised the sentence to clarify that the $2 million is the revenue from the sale of agricultural products. Further, under “Research and Development; Growth Strategy”, we have revised the content to disclose the revenues in the six months ended December 31, 2007 and clarified that the investment of $10 million was in January 2007.

Our History, page 39

37.
Please revise this section to more fully describe the private placement and the acquisitions of Green New Jersey and Techteam. Please also discuss any material related agreements, including escrow and earn-in agreements.

Response

We have revised this section to put cross reference to the section with the summary of the material private placement agreements including the escrow. We included the description on the acquisition of Green New Jersey and Techteam. We have disclosed the earn-in shares under Security Ownership of Certain Beneficial Owners and Management section.

38.
See the paragraph discussion beginning with “On December 26, 2007, we acquired 100% capital stock of Green New Jersey…” Please disclose the number of shares of common stock issued by you in the Share Exchange. In this regard, define the “controlling number of shares” issued as being 10,770,668 shares as disclosed on page 62 under “Issuance of Common Stock to Former Majority Shareholder.” Also in your written response, proved us with a table reconciliation of your total common shares outstanding as of December 31, 2007, on a post reverse-split basis, that lists the number of (i( common shares outstanding, prior to the merger with Green New Jersey, as of June 30, 2007, (ii) common shares issued in the Share Exchange with Green New Jersey, (iii) shares redeemed and new shares issued to the two former officers, (iv) shares issued in the private placement, and (v) shares issued or redeemed in other transactions, if any. Please also disclose that Mr. Tao Li has the voting rights on 6,535,676 or 36% of your common stock, and disclose whether he is your major shareholder.

Response

We have revised our disclosure to clarify that the controlling number of shares issued by the Company in the Share Exchange is 10,770,668 shares.

Please refer to the following table reconciliation for the total common shares outstanding as of December 31, 2007, on a post reverse-split basis:

Issuance	Number of Shares of Common Stock
Outstanding prior to the Share Exchange, as of June 30, 2007*	See the note below
Outstanding immediately prior to the Share Exchange, post reverse-split	307,686
Issued in the Share Exchange with Green New Jersey	10,770,668
Issued to the Investors in the Private Placement	6,313,617
Redeemed by the two former officers of the Company on December 26, 2007 immediately prior to the Closing	(246,148)
Issued to the two former officers of the Company	111,386
Issued to the shell finder	78,462
Issued to the consultants to Techteam	977,948
The gross issuance on December 26, 2007 (before subtracting the redeemed shares)	18,559,767
The net issuance on December 26, 2007	18,313,619
The round up effect attributable to the 6.771 for 1 reverse split	398
Total common shares outstanding as of December 31, 2007, on a post reverse-split and post Closing basis	18,314,017

* As of June 30, 2007, there were 18,746,196 shares of common stock issued and outstanding, which was reduced to approximately 2,082,910 shares through a 9 for 1 reverse split on October 16, 2007 and was further reduced to approximately 307, 686 (also considering the round up effect related to the reverse split) after a 6.771 for 1 reverse split on December 18, 2008.

We have disclosed under Securities Ownership of Certain Beneficial Owners and Management section regarding the voting rights on 6,535,676 or 36% of our common stock Mr. Li has.

Overview of the Business, page 41

39.
In addition to fertilizer sales, we note that you also generate revenue by selling fruits and vegetables to airlines, hotels and restaurants. Please revise the Business and MD&A section to more fully discuss this segment and its significance to your revenues.

Response

We have revised the Business and MD&A section to add the description regarding the segment of agricultural products.

Products, page 41

40.	Please define “weathered coal.”

Response

We have revised to explain “weathered coal”.

Principal products and services, page 45

41.
Please provide us with support for the statement that the “regular use of humic acid organic liquid compound fertilizer enable fertilizer, insecticide, herbicide and water use to be cut by up to a half or more” and for each of the functions you mention on page 45.

Response

We have revised our disclosure accordingly.

Marketing, page 46

42.	Please disclose the representative price of your best selling fertilizers.

Response

We have inserted the Company’s best selling fertilizers with their respective unit prices.

Raw Material Suppliers, page 46

43.	Please disclose the percentage of weathered coal supplied to you by Lupoling Coal Mine Industry and Trade Company.

Response

Lupoling Coal Mine Industry and Trade Company is our sole weathered coal supplier. We have disclosed that fact in our revised prospectus and also inserted a risk factor related to this.

Properties, page 54

44.	Given your present needs and prospects for future growth, please describe the adequacy of your facilities. Refer to Instruction 1 to item 102 of Regulation S-K.

Response

We have revised our disclosure regarding the adequacy of the Company’s facilities.

Executive Compensation, page 58

45.	While we note that you have employment agreements in place, please expand your discussion in the introductory paragraph of this section to explain how the amount of your base salaries was determined.

Response

We have revised the introductory paragraph to reflect the mechanism in determining the Company’s executive officers’ base salary.

Outstanding Equity Awards at Fiscal Year-End, page 58

46.	Please revise to disclose the reasons for your stock option grant to Mr. Hao.

Response

The Company granted option to Mr. Hao along with other management members as an award for their continuous service to the Company. We have revised our disclosure to reflect this.

Employment Agreements, page 59

47.	Please expand your disclosure to more fully describe the terms of the employment agreements with Messrs. Li and Yu. Refer to item 402(o)(1) of Regulation S-K.

Response

We have revised our disclosure to reflect the new employment agreement with Mr. Li with reference to Item 402(o)(1). With respect to Mr. Hao, we have disclosed everything to the extent that is applicable under Item 402(o)(1).

Director Compensation, page 59

48.	Please revise to state, if true, that no compensation was paid to your directors in the fiscal year ended June 30, 2007.

Response

We have revised our disclosure accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 59

49.	Please revise footnote (3) to clarify whether the 3,156,808 escrowed shares will be transferred to the Investors or Mr. Li if the 2009 Targets are met.

Response

We have revised the disclosure to the effect that Mr. Li will receive the 3,156, 808 escrowed shares if the 2009 Targets are met.

Transaction with Related Persons, page 61

50.	Please disclose whether the loan agreements are oral or in writing. If in writing, please file them as material agreements. In addition, please disclose the loans on pages 34 and 37 of your MD&A.

Response

The loan agreements disclosed under the Transaction with Related Persons are oral. The loan was fully paid off as of December 31, 2007. We have revised the MD&A to include the disclosure on the loans.

Changes in and Disagreements with Accountants, page 63

51.	Please file with the Registration Statement on Form S-1, the Exhibit 16.1 letter from the former accountants, Schumacher & Associates, Inc.

Response

We have filed the letter from the former accountant, Schumacher & Associates, Inc. as exhibit 16.1 to the Current Report on Form 8-K filed with the Commission on February 1, 2008. We have revised our disclosure to reflect that information.

52.
We note that your new auditors, Kabani & Company, Inc. (“Kabani”), are located in the United States, and that Green New Jersey’s wholly-owned subsidiary, Techteam conducts its operations in the People’s Republic of China. Please tell us how Kabani is and has performed the audit of these international operations. Please also advise if another foreign audit firm is assisting Kabani in the audit and whether such firm is registered with the PCAOB. If another firm is assisting, tell us how Kabani has determined itself to be the principal accountant.

Response

The Company’s accounting records are kept at its office in China.  The accounting records are maintained in Chinese and are structured to be in compliance with U.S. GAAP requirements.  The Company’s auditors, Kabani & Company, Inc., employ many Chinese-conversant staff (including US CPAs) at Kabani’s Los Angeles office.  In addition, we have staff on our payroll here in the Unites States that are fluent in Chinese and perform their audit procedures in China. No foreign audit firm is assisting Kabani in the audit. Kabani’s staff visited the Company’s operating subsidiary in People’s Republic of China and conducted the field work in China. Kabani performed the complete audit, including field work, via its own staff.

Exhibit 5.1

53.	Please note that your opinion must be valid as of the effective date of the registration statement. Please revise the last sentence of the first page of your opinion accordingly.

Response

We have revised the last sentence of the first page of our opinion accordingly.

54.
Please note that you may not limit investors’ reliance on your opinion, which is a document publicly-flied with the Commission. Please delete the second sentence of the first paragraph on page 2 of your opinion.

Response

We have deleted the second sentence of the first paragraph on page 2 of our opinion.

Financial Statements

55.
Please note that on February 4, 2008, SEC Release No. 33-8876, “Smaller Reporting Company Regulatory Relief and Simplification,” (the “Release”) became effective, except for Form 10-KSB (which will be removed effective March 15, 2009). Please refer to Section IV, “Compliance Dates,” of the Release which provides a transition period of six months after the effective date of continuing to use the disclosure format and content based on the “SB” form for your Registration Statement. During this optional transition period, you have the same reporting obligations as you had before these rules became effective. You also have the option to comply with the Regulation S-K scaled disclosure item requirements in your Form S-1 Registration Statement and periodic reports as described in the Release. Also refer to Section VI. B, “Summary of Rules,” of the Release as to the revised financial statement requirements contained in new Article of Regulation S-X, in particular whereby two years of audited balance sheets will now be required, whereas previously only one audited balance sheet was required by Item 310 of Regulation S-B.

Response

Pursuant to the fourth paragraph under Section IV, “Compliance Dates” of the Release, “Companies filing a registration statement after this date (the effective date, i.e. February 4, 2008 – note added) will be required to file on the appropriate form without an ‘SB’ designation …but may continue to use the disclosure format and content based on the ‘SB’ form until six months after the effective date”. Accordingly, during the optional transition period, we chose to use the one year of audited balance sheet.

June 30, 2007 Audited Financial Statements
Shaanxi Techteam Jinong humic Acid Product Co., Ltd.

Consolidated Income Statements, page F-4

56.	Consider expanding the title of this statement to also include “Comprehensive Income,” as we note the inclusion of other comprehensive income (loss) items following the line item “net income.”

Response

We have expanded the title of the statement to read

Original Title

SHAANXI TECHTEAM JINONG HUMIC ACID PRODUCT CO., LTD AND SUBSIDIARY
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2007 AND 2006

 Revised Title

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-7
Cash and cash equivalents

57.	Please state if true, you have no book overdraft positions at the balance sheet date, and clarify that book overdrafts, if any, would be reflected as liabilities in the balance sheet.

Response

We had no cash overdraft positions as of June 30, 2007. We have revised the notes to the financial statements as indicated below.

Cash and cash equivalents

For Statement of Cash Flows purposes, the Company considers all cash on hand and in banks, ~~including accounts in book overdraft positions~~, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents. Cash overdraft as of balance sheet date will be reflecting as liabilities in the balance sheet. As of June 30, 2007, cash and cash equivalents amounted to $81,716 and no cash overdraft.

Cash and Cash Equivalents, page F-7

58.	We would consider overdrafts to constitute a financing activity rather than a component of cash and cash equivalents. Please revise accordingly or advise.

Response

Please note response to comment #57.

Accounts receivable

59.
We note that your accounts receivable allowance amount represents approximately 11.6% of your total receivables at June 30, 2007. Expand the disclosure to indicate if this percentage is comprised principally of one or more customers or among many individual customers. We note from your disclosure in the December 31, 2007 Form 10-QSB that the allowance for doubtful accounts increase to $246,630 at December 31, 2007, which results in the allowance increasing to 21.7% of the December 31, 2007 accounts receivable balance. Please also expand your MD&A disclosures to explain the increased percentage of the allowance for doubtful accounts.

Response

We have revised the notes as follows:

The Company's policy is to maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. As of June 30, 2007, the Company had accounts receivable of $1,885,351, net of allowance of $218,796. This reserve was comprised of one receivable from a related party amounting to $43,363 and the rest of amount from various customers.

We have revised our MD&A to include the analysis of the increased percentage of the allowance for doubtful accounts.

Note 6. Intangible Assets, page F-14

60.
Refer to your discussion of the ‘land use right’ contributed by the shareholder. Please indicate whether the Government of the People’s Republic of China granted the shareholder a lease that is for fifty years and whether such contribution of the land use right by the shareholder to the Company was approved by the Government. To the extent the actual written leas is for an initial lease term of fifty years and allows the transfer of the land use right, we believe the amortization period should be limited to the initial lease period, if less than fifty years. Please advise or revise your financial statements as appropriate. We may have additional comment after review of your response. Refer to SFAS No. 13, paragraph 5(f) for description of “lease term.”

Response

The government granted the shareholder a 50 year lease which was approved by the government. The lease is amortized over this period.

61.
Further, we note your disclosure that the shareholder contributed the land use rights in August 2001, and that as of June 30, 2007 you have recorded accumulated amortization of $36,874. Please tell us why the accumulated amortization amount is not much higher given that, based on a fifty year life, approximately $17,600 of amortization expense would be recorded in each of fiscal years 2002 through 2007. Similarly, advise of your calculation of Accumulated amortization for “Technology Know-How” as of June 30, 2007.

Response

See revised calculations below. The net amounts are unchanged from the first note. The original calculations included translation gains and losses over the years since acquisition:

Land use right	$957,058
Less: accumulated amortization	(112,435
$844,623
Technological Know How	$771,819
Less: accumulated amortization	(453,365)
$318,445

62.
Refer to your discussion of “technology know-how” on page F-15. We note that this contributed asset was recorded at “cost.” We assume that you are referring to its cost to the contributing shareholder. Please confirm. In addition, please describe the nature and significant components of these costs. We assume that none of these costs would have been considered research and development costs which originally should have been expensed under SFAS 2. Please advise.

Response

We confirm these items were recorded at historical cost attributed to the contributing shareholder. The contributing shareholder paid cash to purchase the technology. It is purchased from third parties. None of these costs should have been expensed under SFAS 2 because this is proven technology. The technology was patented in 2007.

63.
As a related matter, if research and development costs have been incurred during the periods presented, please add a related accounting policies footnote and provide the disclosures required by paragraph 13 of SFAS2. Please revise or advise.

Response

No such expenses have been incurred for the year ended June 30, 2007.

Accrued Expenses and Other Payables, page F-16

64.
Refer to the line item “Advances to other unrelated companies—Due on demand, interest free and unsecured.” Please clarify if these advances are from other unrelated companies. If the amount has been netted as a result of advances to and from other unrelated companies, please disclose the gross amount advance from and advanced to. Disclose if the balance comprises several small balances or a few large balances, and consider expanding your MD&A liquidity section to discuss the financing of operations from these interest free, unsecured advances by unrelated parties.

Response

These amounts are payables to other unrelated companies. These amounts are not netted. About 68% of the balance as of June 30, 2007 was due to one unrelated party for purchasing of seedlings from the unrelated company, and the rest are due to several unrelated parties.

We have revised the MD&A under “Payables to Others” section.

June 30, 2007 Audited Financial Statements
Discovery Technologies, Inc.

General

65.
Please delete these audited financial statements from the Form S-1 Registration Statement as they are no longer required due to the reverse merger acquisition with Green New Jersey. The historical financial statements of Green New Jersey and its wholly-owned subsidiary, Techteam, are considered to be the historical financial statements of the Company.

Response

We have deleted the audited financial statements of the shell company.

December 31, 2007 Unaudited Interim Financial Statements
China Green Agriculture, Inc.

66.
Please amend the Form S-1 Registration Statement to include the six months ended December 31, 2007 and 2006 unaudited interim financial statements. The following comments pertain to these financial statements that are included in the December 31, 2007 Quarterly Report on Form 10-QSB filed on February 14, 2008. The Form 10-QSB should also be amended, prior to requesting effectiveness of the Form S-1.

Response

We have amended the Form S-1 Registration Statement to include the six months ended December 31, 2007 and 2006 unaudited interim financial statements. We will file the amendment to the Quarterly Report on Form 10-QSB for the six months ended December 31, 2007 reflecting the comments from #68 through 74 below right after we file the Amendment No. 1 to the Registration Statement on Form S-1.

67.	In addition, comments issued above on financial statements of Techteam should be reflected herein, where appropriate.

Response

We have made the suggested revision.

Form 10-QSB (Quarter Ended December 31, 2007)
Statements of Cash Flows, page 5

68.
Refer to the investing activity line item “Cash to be paid to China operation’s ex-shareholders.” Please tell us why the amount has not been reflected as an increase in liabilities within operating activities as such amount represents the purchase price for Techteam. We also note from your disclosure in MD&A at page 29 that such funds were returned to Techteam as working capital. Tell us when this occurred and how you have accounted for the capital contribution of these funds.

Response

We have revised the investing activity line item “Cash to be paid to China operation’s ex-shareholders” to “Cash paid related to reverser merger. The amount was paid to ex-shareholders of Techteam as of December 31, 2007. In January 2008, the ex shareholders contributed the amount to the Company and the company has recorded as additional paid in capital after the contribution.

Note 1. Organization and Description of Business, page 6

69.
Refer to the second paragraph on page 7 regarding the August 3, 2007 acquisition of Techteam. Expand to describe the specifics of the common stock percentages or shares held by shareholders and management of each company. Also, disclose that you agreed to pay the shareholders of Techteam purchase price consideration of $4.09 million that was subsequently paid on January 2, 2008 from the proceeds of the private placement. See page 41 of the Form S-1 Registration Statement.

Response

We have revised the footnotes as follows –

“On August 3, 2007, Green Agriculture Holding Corporation acquired 100% outstanding shares of Techteam Jinong. Green Holding was incorporated on January 27, 2007 under the laws of the State of New Jersey with two shareholders initially owning 89% and 11% of stock equity of the Company. As of December 25, 2007, immediately prior to the share exchange between the Company and Green Holding, Yinshing David To (95.1%), Paul Hickey (2.45%) and Greg Freihofner (2.45%), (collectively, the “Green Holding Stockholders”) owned 100% of the outstanding capital stock of Green Holding. Green Holding, through its Chinese subsidiaries Techteam Jinong and Xi’an Jintai is engaged in the research and development, manufacture, distribution and sale of green organic fertilizer.

As of December 31, 2007 the Company paid $4.09 million to the ex shareholders of Techteam. In January 2008, the ex shareholders contributed the amount to the Company and the Company has recorded as additional paid in capital after the contribution.”

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 8
Segment reporting

70.
Reference is made to the tabular disclosure. Pleas expand footnotes (1) and (2) to the table to describe the nature of these reconciling transactions. It is also unclear as to what constitutes “green agriculture transactions” from those of “Company transactions.” Please separately explain to us in more detail. Further, it appears there should be narrative footnote (3) to the table.

Response

We have revised the consolidated financials as of December 31, 2007 to clarify the footnotes to the tabular disclosure under that section.

Note 6. Intangible Assets, page 16

71.
Please reconcile the gross cost of ‘land use right’ and ‘technology know-how’ with the amounts disclosed in the notes to the June 30, 2007 audited financial statements. We note you have increase the gross cost of both of these assets at December 31, 2007. Please ensure consistency of the disclosures or explain the basis for the differences.

Response

The gross cost of the intangible assets has not changed from June 30, 2007 to December 31, 2007. The increase is due to the exchange rate difference:

	6/30/2007		12/31/2007
	RMB	US	RMB	US

Land use right	7,285,098.80	957,058.00	7,285,098.80	998,697.50
Less: accumulated amortization	(855,849.41)	(112,434.65)	(928,700.40)	(127,313.41)
	6,429,249.38	844,623.35	6,356,398.40	871,384.09

Technology know-how	5,875,068.49	771,819.50	5,875,068.29	805,399.65
Less: accumulated amortization	(3,450,999.14)	(453,364.66)	(3,744,752.43)	(513,359.53)
	2,424,069.36	318,454.84	2,130,315.86	292,040.12

Note 14. Stockholders’ Equity, page 20

72.
We note your disclosure that 977,948 of the shares issued in the private placement were to different parties. Please expand the disclosure here and in the Form S-1 Registration Statement to discuss the significance (i.e., specify whether to the majority shareholders, directors or officers) of to whom the remaining shares were issued.

Response

The 977,948 shares were issued to the consultants to Techteam. They are not directors, officers or majority shareholders. We have also made the clarification in the Registration Statement.

Management’s Discussion and Analysis, page 22

73.	Comments issued above in MD&A results of operations and liquidity should be reflected herein, as appropriate.

Response

We have applied the revisions to the related MD&A accordingly.

74.
Refer to the second paragraph under “Liquidity and capital Resources.” We note that Exhibits 31.2 and 32.1 represent certifications from Mr. Yu Hao, indicating him as your Chief Financial Officer. Reconcile the disclosure that you have to hire a qualified CFO in order for the release of the escrowed fund, with certification of these financial statements by Mr. Hao.

Response

Mr. Yu Hao is the current Chief Financial Officer until his successor is appointed. The Securities Purchase Agreement specifies certain qualifications for a new CFO which the Company has contractual obligation to hire. We have made clarification in the MD&A accordingly.

Form S-1: Age of Financial Statements

75.
Please continue to consider the financial statement updating requirements set forth in Reul3-12 of Regulation S-X. In this regard, please update the filing to include unaudited interim financial statements for the six months ended December 31, 2007 and 2006. MD&A and related financial information should be similarly updated.

Response

We have made the updates accordingly.

Form S-1: Accountants’ Consents

76.
Refer to the consent of Kabani & Company, Inc. Please clarify in the first paragraph that their report covers the years ended June 30, 2007 and 2006. In addition, the consent should also refer to the “Experts” section of the filing and any other place where their name is disclosed.

Response

We have enclosed an updated consent which complies to the comments here.

77.
Refer to the consent of Schumacher & Associates, Inc. To the extent the audit report and related financial statements of Discovery Technologies, Inc. continue to be included in the Form S-1 Registration Statement, please delete references to the audit report having been “incorporated by reference,” as such report is included in the Form S-1.

Response

We do not believe such consent of Schumacher & Associates, Inc. is required because the Amendment No. 1 to the Registration Statement on Form S-1 is no longer in need of that. See Comment 65 above.

78.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response

We have included a currently dated consent from Kabani & Company, Inc. with the manually signed one to be kept on file for five years.

We enclose herewith a black lined copy of the registration statement for your convenience. In accordance with your request, on behalf of the Company we represent as follows:

     •    the Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•       the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,

Guzov Ofsink, LLC

By: /s/ Darren Ofsink
Darren Ofsink, Esq.